Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2019, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2019 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2018 Annual MD&A; our 2018 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we have redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. See "Non-GAAP Measures" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2018 Annual MD&A. In April 2019, we sold our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 22, 2019 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2019, the first quarter refers to the three months ended March 31, 2019, and year to date refers to the six months ended June 30, 2019 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	1	Second Quarter 2019

Where to find it

3	Quarterly Financial Highlights	26	Commitments and Contractual Obligations
4	Strategic Highlights	26	Regulatory Developments
5	Summary of Consolidated Financial Results	27	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	28	Critical Accounting Policies and Estimates
12	Review of Consolidated Performance	30	Financial Guidance
15	Managing our Liquidity and Financial Resources	31	Key Performance Indicators
20	Overview of Financial Position	32	Non-GAAP Measures
21	Financial Condition	36	Other Information
23	Financial Risk Management	38	About Forward-Looking Information

Rogers Communications Inc.	2	Second Quarter 2019

Quarterly Financial Highlights

Revenue
Both total revenue and total service revenue increased 1% this quarter, largely driven by a 3% increase in Wireless service revenue. Strong Wireless service revenue growth was primarily a result of a larger postpaid subscriber base and continued increases in blended ARPU, our thirteenth consecutive quarter of year on year blended ARPU growth.

Cable revenue increased by 1% this quarter, as Internet revenue growth of 7% continued to drive this segment.

Media revenue decreased by 3% this quarter, primarily as a result of the sale of our publishing business at the beginning of April 2019 and lower Toronto Blue Jays revenue, partially offset by higher Sportsnet revenue. Excluding the impact of the sale of our publishing business, Media revenue would have been stable this quarter compared to 2018.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA increased by 9%, with our adjusted EBITDA margin expanding by 330 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA grew 10%, leading to a margin of 50.3%, an expansion of 380 basis points from last year, as a result of strong growth in Wireless service revenue and the impact of adopting IFRS 16.

Cable adjusted EBITDA increased 3% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved. This gave rise to a margin of 47.9% this quarter, up 130 basis points from last year.

Media adjusted EBITDA increased by 20% this quarter, primarily as a result of lower player salaries at the Toronto Blue Jays.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 10% and 8%, respectively, primarily as a result of the higher adjusted EBITDA discussed above.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,057 million this quarter, up 1%, and free cash flow of $609 million this quarter, up 2%.

Our solid financial results enable us to continue to make investments in our network and spectrum holdings, strengthen our balance sheet and liquidity, and still return substantial cash to shareholders through dividends and share repurchases. We paid $257 million in dividends this quarter, repurchased for cancellation 0.7 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $50 million under our normal course issuer bid (NCIB) program, and ended the quarter with a debt leverage ratio of 3.0, up from 2.5 at the end of 2018, as a result of our acquisition of $1.7 billion of 600 MHz spectrum licences this quarter (0.3 impact), and our adoption of IFRS 16 (0.2 impact).

Rogers Communications Inc.	3	Second Quarter 2019

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Launched Rogers Infinite™ unlimited data plans with no overage charges.

•	Introduced 24 and 36 month $0 down, interest-free device financing on Rogers Infinite™ plans.

•	Delivered Wireless postpaid churn of 0.99% for the second consecutive quarter.

Invest in our networks and technology to deliver leading performance and reliability

•	Acquired critical 5G 600 MHz spectrum licences in every province and territory.

•	Continued to test and deploy 5G-ready technology, including 5G data tests in Ottawa, Toronto, and Vancouver.

•	Announced the launch of a 5G innovation hub that will test 5G applications and use cases at Communitech in Waterloo.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Ignite TV in Newfoundland.

•	Launched Ignite WiFi™ Hub for all Ignite TV customers to give them ultimate control over their WiFi experience.

Drive profitable growth in all the markets we serve

•	Increased total service revenue and adjusted EBITDA by 1% and 9%, respectively.

•	Increased Wireless blended ABPU by 4% and blended ARPU by 2%.

•	Returned over $300 million to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture

•	Achieved a company-wide engagement score of 85%, five points above global best-in-class companies.

•	Named to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.

•
Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

Be a strong, socially responsible leader in our communities across Canada

•	Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together Days.

•	Awarded 362 scholarships to youth as part of our Ted Rogers Scholarship Fund program.

•	Reached 315 non-profit housing partners with our Connected for Success affordable broadband program.

Rogers Communications Inc.	4	Second Quarter 2019

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg		2019	2018 [1]	% Chg

Revenue
Wireless	2,244	2,214	1		4,433	4,405	1
Cable	997	991	1		1,973	1,960	1
Media	591	608	(3)		1,059	1,140	(7)
Corporate items and intercompany eliminations	(52)	(57)	(9)		(98)	(116)	(16)
Revenue	3,780	3,756	1		7,367	7,389	—
Total service revenue [2]	3,345	3,300	1		6,488	6,427	1

Adjusted EBITDA [3]
Wireless	1,128	1,029	10		2,143	1,963	9
Cable	478	462	3		923	895	3
Media	72	60	20		(12)	83	n/m
Corporate items and intercompany eliminations	(43)	(47)	(9)		(84)	(99)	(15)
Adjusted EBITDA	1,635	1,504	9		2,970	2,842	5

Adjusted EBITDA margin [3]	43.3%	40.0%	3.3	pts	40.3%	38.5%	1.8	pts

Net income	591	538	10		982	963	2
Basic earnings per share	$1.15	$1.04	11		$1.91	$1.87	2
Diluted earnings per share	$1.15	$1.04	11		$1.90	$1.86	2

Adjusted net income [3]	597	554	8		1,002	1,031	(3)
Adjusted basic earnings per share [3]	$1.17	$1.08	8		$1.95	$2.00	(3)
Adjusted diluted earnings per share [3]	$1.16	$1.07	8		$1.94	$1.99	(3)

Capital expenditures	742	657	13		1,359	1,262	8
Cash provided by operating activities	1,057	1,048	1		2,055	1,933	6
Free cash flow [3,4]	609	595	2		1,014	1,036	(2)
n/m - not meaningful

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	5	Second Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Service revenue	1,813	1,761	3		3,560	3,448	3
Equipment revenue	431	453	(5)		873	957	(9)
Revenue	2,244	2,214	1		4,433	4,405	1

Operating expenses
Cost of equipment	467	488	(4)		968	1,049	(8)
Other operating expenses	649	697	(7)		1,322	1,393	(5)
Operating expenses	1,116	1,185	(6)		2,290	2,442	(6)

Adjusted EBITDA	1,128	1,029	10		2,143	1,963	9

Adjusted EBITDA margin	50.3%	46.5%	3.8	pts	48.3%	44.6%	3.7	pts
Capital expenditures	390	240	63		672	500	34

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg		2019	2018	Chg

Postpaid
Gross additions	351	389	(38)		646	766	(120)
Net additions	77	122	(45)		100	217	(117)
Total postpaid subscribers [2]	9,257	8,921	336		9,257	8,921	336
Churn (monthly)	0.99%	1.01%	(0.02	pts)	0.99%	1.04%	(0.05	pts)
Prepaid
Gross additions	199	191	8		370	354	16
Net additions (losses)	8	(13)	21		(48)	(73)	25
Total prepaid subscribers [2,3]	1,451	1,705	(254)		1,451	1,705	(254)
Churn (monthly)	4.43%	3.98%	0.45	pts	4.57%	4.11%	0.46	pts
Blended ABPU (monthly)	$67.16	$64.80	$2.36		$65.81	$63.74	$2.07
Blended ARPU (monthly)	$56.73	$55.60	$1.13		$55.36	$54.64	$0.72

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

Service revenue
The 3% increases in service revenue this quarter and year to date were a result of:

•	a larger postpaid subscriber base; and

•	a 2% increase in blended ARPU this quarter and 1% increase year to date, primarily due to the increased mix of subscribers on higher-rate plans from our various brands.

The 4% increase in blended ABPU this quarter and 3% increase year to date were a result of the increased service revenue as described above.

The decreases in gross and net postpaid subscriber additions for the three and six months ended June 30, 2019 were a result of our disciplined approach around subscriber base management and an overall softness in the market this year compared to last year. We believe the record low postpaid churn this quarter and on a year-to-date basis was a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Rogers Communications Inc.	6	Second Quarter 2019

Equipment revenue
The 5% decrease in equipment revenue this quarter and 9% decrease year to date were a result of:

•	a decrease in device upgrades by existing subscribers; partially offset by

•	a shift in the product mix of device sales towards higher-value smartphones.

Operating expenses
Cost of equipment
The 4% decrease in the cost of equipment this quarter and 8% decrease year to date were a result of:

•	the decrease in device upgrades by existing subscribers, as discussed above; partially offset by

•	a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses
The 7% decrease in other operating expenses this quarter and 5% decrease year to date were primarily a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies.

Adjusted EBITDA
The 10% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	Second Quarter 2019

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Internet	573	538	7		1,114	1,044	7
Television	355	357	(1)		712	722	(1)
Phone	65	93	(30)		141	189	(25)
Service revenue	993	988	1		1,967	1,955	1
Equipment revenue	4	3	33		6	5	20
Revenue	997	991	1		1,973	1,960	1

Operating expenses
Cost of equipment	6	4	50		11	9	22
Other operating expenses	513	525	(2)		1,039	1,056	(2)
Operating expenses	519	529	(2)		1,050	1,065	(1)

Adjusted EBITDA	478	462	3		923	895	3

Adjusted EBITDA margin	47.9%	46.6%	1.3	pts	46.8%	45.7%	1.1	pts
Capital expenditures	285	352	(19)		574	649	(12)

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2019	2018	Chg	2019	2018	Chg

Internet
Net additions	22	23	(1)	36	49	(13)
Total Internet subscribers [2]	2,466	2,370	96	2,466	2,370	96
Television
Net losses	(26)	(9)	(17)	(54)	(21)	(33)
Total Television subscribers [2]	1,631	1,719	(88)	1,631	1,719	(88)
Phone
Net (losses) additions	(10)	3	(13)	(20)	12	(32)
Total Phone subscribers [2]	1,096	1,120	(24)	1,096	1,120	(24)

Homes passed [2]	4,412	4,344	68	4,412	4,344	68
Total service units [3]
Net (losses) additions	(14)	17	(31)	(38)	40	(78)
Total service units [2]	5,193	5,209	(16)	5,193	5,209	(16)

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	a larger Internet subscriber base and the movement of Internet customers to higher speed and usage tiers;

•	the movement of Television customers to higher content tiers; and

•	the impact of Internet and Television service pricing changes; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	8	Second Quarter 2019

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings;

•	a larger Internet subscriber base; and

•	the impact of Internet service pricing changes; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 1% decreases in Television revenue this quarter and year to date were a result of:

•	the general decline in Television subscribers over the past year; partially offset by

•	the movement of customers to higher content tiers; and

•	new Ignite TV subscribers.

Phone revenue
The 30% decrease in Phone revenue this quarter and 25% decrease year to date were primarily a result of new bundled pricing constructs that provide a larger Phone discount and the general decline in Phone subscribers over the past year.

Operating expenses
The 2% decrease in operating expenses this quarter and 1% decrease year to date were a result of various cost efficiencies.

Adjusted EBITDA
The 3% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2019

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue	591	608	(3)		1,059	1,140	(7)
Operating expenses	519	548	(5)		1,071	1,057	1

Adjusted EBITDA	72	60	20		(12)	83	n/m

Adjusted EBITDA margin	12.2%	9.9%	2.3	pts	(1.1)%	7.3%	(8.4	pts)
Capital expenditures	17	14	21		39	29	34

Revenue
The 3% decrease in revenue this quarter and 7% decrease year to date were a result of:

•	the sale of our publishing business this quarter; and

•	lower Toronto Blue Jays revenue; partially offset by

•	higher advertising and subscription revenue generated by our Sportsnet properties.

The year to date decrease in Media revenue was also affected by a Major League Baseball distribution to the Toronto Blue Jays in the first quarter of 2018. Excluding the sale of our publishing business and the impact of the distribution from Major League Baseball last year, Media revenue would have remained stable for the quarter and year to date.

Operating expenses
The 5% decrease in operating expenses this quarter was a result of:

•	lower Toronto Blue Jays player salaries, in part due to the salary timing impact of player trades in the first quarter of 2019; and

•	lower publishing-related costs due to the sale of this business; partially offset by

•	higher programming costs.

In addition to the items above, the 1% increase in operating expenses year to date was a result of the salary timing impact of Toronto Blue Jays player trades in the first quarter of 2019.

Adjusted EBITDA
The 20% increase this quarter and decrease year to date in adjusted EBITDA were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2019

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2019	2018	% Chg		2019	2018	% Chg

Capital expenditures [1]

Wireless	390	240	63		672	500	34
Cable	285	352	(19)		574	649	(12)
Media	17	14	21		39	29	34
Corporate	50	51	(2)		74	84	(12)

Capital expenditures [1]	742	657	13		1,359	1,262	8

Capital intensity [2]	19.6%	17.5%	2.1	pts	18.4%	17.1%	1.3	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower investments in customer premise equipment, partially offset by greater investments in information technology. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and node segmentation activities. These deployments and enhancements will help deliver more bandwidth and an even more reliable customer experience.

Media
The increases in capital expenditures in Media this quarter and year to date were a result of higher investments in renovations of the Rogers Centre, partially offset by lower investments in our broadcast and IT infrastructure and the sale of our publishing business.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date were a result of higher investments in information technology in 2018.

Capital intensity
Total capital intensity increased this quarter and year to date as a result of higher capital expenditures, as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	11	Second Quarter 2019

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,635	1,504	9	2,970	2,842	5
Deduct (add):
Depreciation and amortization	614	545	13	1,223	1,089	12
Gain on disposition of property, plant and equipment	—	—	—	—	(11)	(100)
Restructuring, acquisition and other	39	26	50	59	69	(14)
Finance costs	206	193	7	395	412	(4)
Other (income) expense	(1)	2	n/m	(14)	(21)	(33)
Income tax expense	186	200	(7)	325	341	(5)

Net income	591	538	10	982	963	2

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Depreciation of property, plant and equipment	567	535	6	1,131	1,065	6
Amortization	5	10	(50)	9	24	(63)
Depreciation and amortization before depreciation of right-of-use assets	572	545	5	1,140	1,089	5
Depreciation of right-of-use assets [1]	42	—	—	83	—	—

Total depreciation and amortization	614	545	13	1,223	1,089	12

[1]	See "Critical Accounting Policies and Estimates" for more information.

Total depreciation and amortization increased this quarter and year to date as a result of depreciation of right-of-use assets due to our adoption of IFRS 16 on January 1, 2019 and higher capital expenditures over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter and year to date, we incurred $39 million and $59 million (2018 - $26 million and $69 million), respectively, in restructuring, acquisition and other expenses. These costs were a result of severance costs associated with the targeted restructuring of our employee base and contract termination and other costs.

Rogers Communications Inc.	12	Second Quarter 2019

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg

Interest on borrowings [1]	187	176	6	360	363	(1)
Interest on post-employment benefits liability	3	3	—	6	5	20
Loss on repayment of long-term debt	—	—	—	—	28	(100)
(Gain) loss on foreign exchange	(27)	65	n/m	(72)	73	n/m
Change in fair value of derivative instruments	29	(54)	n/m	73	(59)	n/m
Capitalized interest	(4)	(5)	(20)	(9)	(10)	(10)
Other	3	8	(63)	8	12	(33)

Finance costs before interest on lease liabilities	191	193	(1)	366	412	(11)
Interest on lease liabilities [2]	15	—	n/m	29	—	n/m

Total finance costs	206	193	7	395	412	(4)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

[2]	See "Critical Accounting Policies and Estimates" for more information.

The 7% increase in finance costs this quarter was a result of:

•	interest on lease liabilities as a result of our adoption of IFRS 16; and

•	higher outstanding debt as a result of our debt issuances in April 2019 (see "Managing our Liquidity and Financial Resources").

The 4% decrease in finance costs year to date was primarily a result of the loss on repayment of long-term debt recognized last year relating to the early redemption of certain senior notes. Excluding the impact of the loss on repayment of long-term debt, finance costs would have increased by 3% year to date.

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2019	2018	2019	2018

Statutory income tax rate	26.7%	26.7%	26.7%	26.7%
Income before income tax expense	777	738	1,307	1,304
Computed income tax expense	207	197	349	348
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	—	2	1	—
Non-deductible (taxable) portion of equity losses (income)	2	3	1	(1)
Income tax adjustment, legislative tax change	(23)	—	(23)	—
Non-taxable portion of capital gains	—	(2)	—	(8)
Other items	—	—	(3)	2

Total income tax expense	186	200	325	341

Effective income tax rate	23.9%	27.1%	24.9%	26.2%
Cash income taxes paid	101	81	246	191

The effective income tax rates for the quarter and year to date were lower than the statutory tax rate primarily as a result of a reduction to the Alberta corporate income tax rate over a four-year period.

Cash income taxes paid increased this quarter and year to date as a result of the timing of installment payments.

Rogers Communications Inc.	13	Second Quarter 2019

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Net income	591	538	10	982	963	2
Basic earnings per share	$1.15	$1.04	11	$1.91	$1.87	2
Diluted earnings per share	$1.15	$1.04	11	$1.90	$1.86	2

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2019	2018	% Chg	2019	2018	% Chg

Adjusted EBITDA [1]	1,635	1,504	9	2,970	2,842	5
Deduct:
Depreciation and amortization	614	545	13	1,223	1,089	12
Finance costs [2]	206	193	7	395	384	3
Other income	(1)	2	n/m	(14)	(21)	(33)
Income tax expense [3]	219	210	4	364	359	1

Adjusted net income [1]	597	554	8	1,002	1,031	(3)

Adjusted basic earnings per share [1]	$1.17	$1.08	8	$1.95	$2.00	(3)
Adjusted diluted earnings per share [1]	$1.16	$1.07	8	$1.94	$1.99	(3)

[1]
Adjusted EBITDA, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Finance costs exclude a $28 million loss on repayment of long-term debt for the six months ended June 30, 2018.

[3]
Income tax expense excludes recoveries of $10 million and $16 million (2018 - recoveries of $10 million and $18 million) for the three and six months ended June 30, 2019, respectively, related to the income tax impact for adjusted items. Income tax expense also excludes a $23 million recovery (2018 - nil) as a result of legislative tax changes for the three and six months ended June 30, 2019.

Rogers Communications Inc.	14	Second Quarter 2019

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,506	1,402	2,882	2,656
Change in non-cash operating working capital items	(209)	(128)	(222)	(149)
Cash provided by operating activities before income taxes paid and interest paid	1,297	1,274	2,660	2,507
Income taxes paid	(101)	(81)	(246)	(191)
Interest paid	(139)	(145)	(359)	(383)

Cash provided by operating activities	1,057	1,048	2,055	1,933

Investing activities:
Capital expenditures	(742)	(657)	(1,359)	(1,262)
Additions to program rights	(7)	(6)	(14)	(12)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	26	(57)	(81)	(195)
Acquisitions and other strategic transactions, net of cash acquired	(1,731)	—	(1,731)	—
Other	(7)	1	(10)	11

Cash used in investing activities	(2,461)	(719)	(3,195)	(1,458)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(642)	1,355	(212)	507
Net issuance (repayment) of long-term debt	2,676	(1,761)	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(93)	362	(104)	346
Principal payments of lease liabilities [1]	(38)	—	(79)	—
Transaction costs incurred	(33)	—	(33)	(16)
Repurchase of Class B Non-Voting Shares	(69)	—	(205)	—
Dividends paid	(257)	(247)	(504)	(494)

Cash provided by (used in) financing activities	1,544	(291)	1,139	(480)

Change in cash and cash equivalents	140	38	(1)	(5)
Cash and cash equivalents (bank advances), beginning of period	264	(49)	405	(6)

Cash and cash equivalents (bank advances), end of period	404	(11)	404	(11)

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Operating activities
The 1% increase in cash provided by operating activities this quarter and 6% increase year to date were a result of the impact of non-cash items on earnings and the impact of adopting IFRS 16 on January 1, 2019. The IFRS 16 impact is offset by a decrease in cash provided by financing activities.

Investing activities
Capital expenditures
During the quarter and year to date, we incurred $742 million and $1,359 million, respectively, on capital expenditures, before changes in non-cash working capital items, which was higher than the same periods in 2018. See "Capital Expenditures" for more information.

Rogers Communications Inc.	15	Second Quarter 2019

Acquisitions and other strategic transactions
This quarter, we paid $1,731 million for the acquisition of 600 MHz spectrum licences.

Financing activities
During the quarter and year to date, we received net amounts of $1,908 million and $1,927 million (2018 - repaid $44 million and received $14 million), respectively, on our short-term borrowings, long-term debt, and related derivatives, including transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at June 30, 2019 and December 31, 2018.

	As at June 30	As at December 31
(In millions of dollars)	2019	2018

Accounts receivable securitization program	650	650
US commercial paper program	1,339	1,605

Total short-term borrowings	1,989	2,255

On April 1, 2019, we entered into a US$2.2 billion ($2.9 billion) non-revolving credit facility. During the quarter, we borrowed US$420 million ($561 million) and subsequently repaid US$420 million ($564 million) on this facility. Concurrent with the borrowings, we entered into debt derivatives to hedge the foreign currency risk associated with the borrowings under the non-revolving credit facility. We did not designate these debt derivatives as hedges for accounting purposes. On May 3, 2019, we cancelled the non-revolving credit facility.

The tables below summarize the activity relating to our short-term borrowings for the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,960	1.34	3,972	6,818	1.34	9,104
Repayment of US commercial paper	(3,440)	1.34	(4,611)	(6,985)	1.33	(9,313)
Net repayment of US commercial paper			(639)			(209)

Proceeds received from credit facilities	420	1.34	561	420	1.34	561
Repayment of credit facilities	(420)	1.34	(564)	(420)	1.34	(564)
Net repayment of credit facilities			(3)			(3)

Net repayment of short-term borrowings			(642)			(212)

Rogers Communications Inc.	16	Second Quarter 2019

		Three months ended June 30, 2018			Six months ended June 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,902	1.28	6,283	7,122	1.27	9,077
Repayment of US commercial paper	(3,826)	1.29	(4,928)	(6,720)	1.28	(8,570)
Net proceeds received from US commercial paper			1,355			507

Proceeds received from accounts receivable securitization			225			225
Repayment of accounts receivable securitization			(225)			(225)
Net proceeds received from accounts receivable securitization			—			—

Net proceeds received on short-term borrowings			1,355			507

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under our US CP program. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The table below summarizes the activity relating to our long-term debt for the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior note issuances (Cdn$)			1,000			1,000
Senior note issuances (US$)	1,250	1.34	1,676	1,250	1.34	1,676
Total senior note issuances			2,676			2,676

Senior note repayments (Cdn$)			—			(400)

Net issuance of senior notes			2,676			2,276

Net issuance of long-term debt			2,676			2,276

Rogers Communications Inc.	17	Second Quarter 2019

		Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	125	1.26	157	125	1.26	157
Credit facility repayments (US$)	(125)	1.26	(157)	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior notes repayments (US$)	(1,400)	1.26	(1,761)	(1,400)	1.26	(1,761)
Net repayment of senior notes			(1,761)			(823)

Net repayment of long-term debt			(1,761)			(823)

The table below summarizes the activity relating to our long-term debt for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Long-term debt net of transaction costs, beginning of period	13,724	15,637	14,290	14,448
Net issuance (repayment) of long-term debt	2,676	(1,761)	2,276	(823)
(Gain) loss on foreign exchange	(207)	122	(376)	385
Deferred transaction costs incurred	(33)	—	(33)	(16)
Amortization of deferred transaction costs	3	2	6	6

Long-term debt net of transaction costs, end of period	16,163	14,000	16,163	14,000

Issuance of senior notes and related debt derivatives
In April 2019, we issued $1 billion senior notes due 2029 at a rate of 3.25% and US$1.25 billion senior notes due 2049 at a rate of 4.35%. Concurrent with the issuances, we exercised our outstanding bond forwards and entered into debt derivatives to convert all interest and principal payment obligations for the US$-denominated senior notes to Canadian dollars. As a result, we received net proceeds of $2.7 billion from the issuances. See "Financial Risk Management" for more information on our derivatives.

In February 2018, we issued US$750 million senior notes due 2048 at a rate of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Repayment of senior notes and related derivative settlements
In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes, which came due on March 13, 2019. There were no derivatives associated with these senior notes. We did not repay any other senior notes or settle any related debt derivatives this year.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility.

Repurchase of Class B Non-Voting Shares
During the quarter, we repurchased for cancellation 734,257 Class B Non-Voting Shares under our NCIB for a purchase price of $50 million and paid the final $19 million relating to our first quarter repurchases. This year, we have repurchased for cancellation 2,898,370 Class B Non-Voting Shares under our NCIB programs for a total purchase price of $205 million. See "Financial Condition" for more information.

Rogers Communications Inc.	18	Second Quarter 2019

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2019 and 2018. On June 5, 2019, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on October 1, 2019 to shareholders of record on September 9, 2019.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256

January 25, 2018	March 12, 2018	April 3, 2018	0.48	247
April 19, 2018	June 11, 2018	July 3, 2018	0.48	247
August 15, 2018	September 14, 2018	October 3, 2018	0.48	247
October 19, 2018	December 11, 2018	January 3, 2019	0.48	247

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2019	2018	% Chg	2019	2018	% Chg
		(restated) [1]			(restated) [1]

Adjusted EBITDA [2]	1,635	1,504	9	2,970	2,842	5
Deduct:
Capital expenditures [3]	742	657	13	1,359	1,262	8
Interest on borrowings, net of capitalized interest	183	171	7	351	353	(1)
Cash income taxes [4]	101	81	25	246	191	29

Free cash flow [1,2]	609	595	2	1,014	1,036	(2)

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[4]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter as a result of higher adjusted EBITDA, partially offset by higher planned capital expenditures, higher interest on borrowings, and higher cash income tax payments. Free cash flow decreased year to date primarily as a result of higher planned capital expenditures and higher cash income tax payments, partially offset by higher adjusted EBITDA.

Rogers Communications Inc.	19	Second Quarter 2019

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	June 30	January 1
(In millions of dollars)	2019	2019 [1]	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	404	405	(1)	—	See "Managing our Liquidity and Financial Resources".
Accounts receivable	2,193	2,259	(66)	(3)	Primarily a result of business seasonality.
Inventories	459	466	(7)	(2)	n/m
Current portion of contract assets	1,120	1,052	68	6	Reflects net increases in contracts with customers.
Other current assets	445	413	32	8	n/m
Current portion of derivative instruments	146	270	(124)	(46)	Reflects changes in market values of our expenditure derivatives and debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current assets	4,767	4,865	(98)	(2)

Property, plant and equipment	13,538	13,261	277	2	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	8,899	7,205	1,694	24	Primarily reflects the acquisition of 600 MHz spectrum licences.
Investments	2,569	2,134	435	20	Primarily reflects fair value increases for certain publicly traded investments.
Derivative instruments	1,191	1,339	(148)	(11)	Reflects changes in market values of certain debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Contract assets	496	535	(39)	(7)	n/m
Other long-term assets	150	132	18	14	n/m
Goodwill	3,923	3,905	18	—	n/m

Total assets	35,533	33,376	2,157	6

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,989	2,255	(266)	(12)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,773	2,997	(224)	(7)	Primarily a result of business seasonality.
Income tax payable	226	177	49	28	Reflects the excess of income tax payable over tax installments paid.
Other current liabilities	136	132	4	3	n/m
Contract liabilities	196	233	(37)	(16)	Primarily reflects a decrease in customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	500	900	(400)	(44)	Reflects the repayment of our $400 million senior notes in March 2019.
Current portion of lease liabilities	196	190	6	3	n/m
Current portion of derivative instruments	45	87	(42)	(48)
Reflects the exercise of our bond forwards, partially offset by changes in values of our short-term debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Total current liabilities	6,061	6,971	(910)	(13)

Provisions	37	35	2	6	n/m
Long-term debt	15,663	13,390	2,273	17	Primarily reflects the issuance of $1 billion and US$1.25 billion of senior notes in April 2019. See "Managing our Liquidity and Financial Resources".
Derivative instruments	177	22	155	n/m	Primarily reflects the issuance of debt derivatives related to our issuance of senior notes in April 2019. See "Financial Risk Management".
Lease liabilities	1,412	1,355	57	4	n/m
Other long-term liabilities	416	546	(130)	(24)	Primarily reflects a decrease in pension liability as a result of employer contributions.
Deferred tax liabilities	2,953	2,901	52	2	n/m
Total liabilities	26,719	25,220	1,499	6

Shareholders' equity	8,814	8,156	658	8	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	35,533	33,376	2,157	6

[1]
Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. We will therefore use January 1, 2019 figures for comparative purposes. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	20	Second Quarter 2019

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at June 30, 2019 and December 31, 2018.

As at June 30, 2019	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	10	1,345	1,845
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	111	1,345	1,845
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	404	—	—	—	404

Total	4,755	650	111	1,345	2,649

As at December 31, 2018	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	9	1,605	1,586
Outstanding letters of credit	982	—	982	—	—
Total bank credit facilities	4,182	—	991	1,605	1,586
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	405	—	—	—	405

Total	5,637	650	991	1,605	2,391

Subsequent to the final payment for the 600 MHz spectrum licence acquisition in May 2019, we cancelled $881 million of letters of credit, which reduced total available liquidity to $4.8 billion as at June 30, 2019 (December 31, 2018 - $5.6 billion).

In addition to the sources of available liquidity noted above, we held $1,505 million of marketable securities in publicly traded companies as at June 30, 2019 (December 31, 2018 - $1,051 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.42% as at June 30, 2019 (December 31, 2018 - 4.45%) and our weighted average term to maturity was 12.5 years (December 31, 2018 - 10.7 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at June 30, 2019.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	21	Second Quarter 2019

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities (effective January 1, 2019), and cash and cash equivalents or bank advances.

	As at June 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Long-term debt [1]	16,304	14,404	14,404
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,033)	(1,448)	(1,448)
Short-term borrowings	1,989	2,255	2,255
Lease liabilities [3]	1,608	1,545	—
Cash and cash equivalents	(404)	(405)	(405)

Adjusted net debt [4]	18,464	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA [4]	6,196	6,157	5,983

Debt leverage ratio [4]	3.0	2.7	2.5

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]	See "Critical Accounting Policies and Estimates" for more information.

[4]
Adjusted net debt, adjusted EBITDA, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at June 30, 2019 using pro forma adjusted EBITDA for the six months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Normal course issuer bid
In April 2019, the TSX accepted a notice of our intention to commence a NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2019 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2018, the TSX accepted a notice of our intention to commence the NCIB program that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million (2018 NCIB).

This quarter, pursuant to the 2019 NCIB, we repurchased for cancellation 734,257 Class B Non-Voting Shares for $50 million. In the first quarter of 2019, pursuant to the 2018 NCIB, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April.

Rogers Communications Inc.	22	Second Quarter 2019

Outstanding common shares

	As at June 30	As at December 31
	2019	2018

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,155,637
Class B Non-Voting Shares	400,759,494	403,657,038

Total common shares	511,914,305	514,812,675

Options to purchase Class B Non-Voting Shares
Outstanding options	3,072,767	2,719,612
Outstanding options exercisable	1,012,894	1,059,590

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2018 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 88.5% of our outstanding debt, including short-term borrowings, as at June 30, 2019 (December 31, 2018 - 85.3%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facilities and US CP program during the three and six months ended June 30, 2019 and 2018.

		Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	420	1.34	561	420	1.34	561
Debt derivatives settled	420	1.34	564	420	1.34	564
Net cash received			3			3

US commercial paper program
Debt derivatives entered	2,960	1.34	3,972	6,818	1.34	9,104
Debt derivatives settled	3,433	1.34	4,586	6,969	1.33	9,287
Net cash received			15			4

Rogers Communications Inc.	23	Second Quarter 2019

		Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	125	1.26	157	125	1.26	157
Debt derivatives settled	125	1.26	157	125	1.26	157
Net cash paid			(1)			(1)

US commercial paper program
Debt derivatives entered	4,902	1.28	6,283	7,122	1.27	9,077
Debt derivatives settled	3,820	1.28	4,883	6,710	1.27	8,536
Net cash received			37			21

As at June 30, 2019, we had US$1,023 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2018 - US$1,178 million). See "Mark-to-market value" for more information about our debt derivatives.

Senior notes
Below is a summary of the debt derivatives into which we entered related to senior notes for the three and six months ended June 30, 2019 and 2018.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2019 issuances
April 30, 2019	1,250	2049	4.350%	4.173%	1,676

2018 issuances
February 8, 2018	750	2048	4.300%	4.193%	938

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million, resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
This quarter, we exercised a $500 million notional bond forward due 2019 in relation to the issuance of the $1 billion senior notes due 2029 and paid $54 million to settle the derivative. We also exercised a $400 million notional bond forward due 2019 in relation to the issuance of the US$1.25 billion senior notes due 2049 and paid $57 million to settle the derivative. We did not enter into or settle any other bond forwards during the three and six months ended June 30, 2019 or 2018. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	24	Second Quarter 2019

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30, 2019			Six months ended June 30, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	540	1.33	718	780	1.32	1,031
Expenditure derivatives settled	240	1.25	301	450	1.25	562

	Three months ended June 30, 2018			Six months ended June 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	—	—	—	600	1.23	740
Expenditure derivatives settled	210	1.30	273	420	1.30	546

As at June 30, 2019, we had US$1,410 million notional amount of expenditure derivatives outstanding (December 31, 2018 - US$1,080 million) with terms to maturity ranging from July 2019 to December 2020 (December 31, 2018 - January 2019 to December 2020), at an average rate of $1.28/US$ (December 31, 2018 - $1.24/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at June 30, 2019, we had equity derivatives outstanding for 4.3 million (December 31, 2018 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $51.76 (December 31, 2018 - $51.54).

This quarter, we settled 0.4 million equity derivatives at a weighted average price of $71.37 for net proceeds of $9 million. During the six months ended June 30, 2019, we settled 0.7 million equity derivatives at a weighted average price of $71.66 for net proceeds of $16 million.

During the three months ended June 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. We did not enter into any equity derivatives during the three or six months ended June 30, 2019 or 2018. See "Mark-to-market value" for more information about our equity derivatives.

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	4,550	1.0795	4,912	1,214
As liabilities	2,750	1.3396	3,684	(172)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,023	1.3459	1,377	(38)
Net mark-to-market debt derivative asset				1,004
Expenditure derivatives accounted for as cash flow hedges:
As assets	810	1.2512	1,013	44
As liabilities	600	1.3276	797	(12)
Net mark-to-market expenditure derivative asset				32
Equity derivatives not accounted for as hedges:
As assets	—	—	223	79

Net mark-to-market asset				1,115

Rogers Communications Inc.	25	Second Quarter 2019

	As at December 31, 2018
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,500	1.1243	6,184	1,354
As liabilities	550	1.3389	736	(22)
Short-term debt derivatives not accounted for as hedges:
As assets	1,178	1.3276	1,564	41
Net mark-to-market debt derivative asset				1,373
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(87)
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,080	1.2413	1,341	122
Net mark-to-market expenditure derivative asset				122
Equity derivatives not accounted for as hedges:
As assets	—	—	258	92

Net mark-to-market asset				1,500

Commitments and Contractual Obligations

See our 2018 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in notes 16, 20, and 27 of our 2018 Annual Audited Consolidated Financial Statements.

Due to our adoption of IFRS 16, effective January 1, 2019, the majority of the $979 million in operating lease commitments we disclosed in our 2018 Annual MD&A have been recorded as lease liabilities, with corresponding right-of-use assets, on our condensed consolidated statement of financial position. Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2018 Annual MD&A, since December 31, 2018.

Regulatory Developments

See our 2018 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2019. The following are the significant regulatory developments since that date.

3500 MHz spectrum licence band
On June 6, 2019, Innovation, Science and Economic Development Canada (ISED Canada) released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;

•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and

•	all other licensees will be eligible to apply for 20 MHz.

Rogers and BCE Inc. currently hold 3500 MHz spectrum licences across the country in Inukshuk Wireless Partnership (Inukshuk), a partnership between the two companies. Because Inukshuk currently holds 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it will be able to apply to retain 60 MHz in those areas. As such, the Decision means that Rogers, in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada anticipates that an auction of the 3500 MHz spectrum not retained by existing licensees will occur in the second half of 2020. ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. Also on June 6, 2019, ISED Canada released its Consultation on a Policy and Licensing Framework for Spectrum in the 3500 MHz Band that will ultimately lead to the design of the 3500 MHz spectrum auction to occur in 2020.

Rogers Communications Inc.	26	Second Quarter 2019

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200 MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment.

OMNI Regional licence
On May 23, 2019, in Broadcasting Decision 2019-172, Licensing of a national, multilingual multi-ethnic discretionary service, the Canadian Radio-television and Telecommunications Commission (CRTC) granted Rogers Media a licence to operate a national, multilingual, and multi-ethnic television service in 20 languages pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.19/subscriber/month for a three-year term from September 1, 2020 to August 31, 2023. This follows a competitive process in which the CRTC determined that Rogers best met the criteria set out in its call for applications. The CRTC further stated that beginning on September 1, 2020, Canada’s third-language communities will have improved access to news and programming relevant to them. The new service, which will succeed Rogers’ existing OMNI Regional service, will be available on all digital basic television packages throughout Canada. The new OMNI Regional service will better reflect Canada’s diverse ethnic and linguistic communities and offer more news and information programming from a Canadian perspective. Four losing applicants have filed a number of appeals of the Decision with the Federal Cabinet and the Federal Court of Appeal.

600 MHz spectrum licence band
ISED Canada's 600 MHz wireless spectrum licence auction began on March 12, 2019, and ended on April 4, 2019. The results were publicly released on April 10, 2019. Twelve companies participated in the auction and 104 of 112 licences were awarded to nine of those participants, with a total value of $3.5 billion. We acquired 52 licences at a cost of $1.7 billion. We took possession of these licences in May 2019, after making payment for the licences.

Updates to Risks and Uncertainties

See our 2018 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2019, which should be reviewed in conjunction with this MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Rogers Communications Inc.	27	Second Quarter 2019

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

Rogers Communications Inc.	28	Second Quarter 2019

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		436	(23)	413
Remainder of current assets		4,452	—	4,452
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

Rogers Communications Inc.	29	Second Quarter 2019

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Printing and legal services	3	1	4	5
We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of the three and six months ended June 30, 2019 and 2018.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2018 Annual MD&A.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted EBITDA, free cash flow, or capital expenditures, which were provided on January 24, 2019. See "About Forward-Looking Information" in this MD&A and "Financial and Operating Guidance" in our 2018 Annual MD&A. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	30	Second Quarter 2019

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	31	Second Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	32	Second Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Net income	591	538	982	963
Add:
Income tax expense	186	200	325	341
Finance costs	206	193	395	412
Depreciation and amortization	614	545	1,223	1,089

EBITDA	1,597	1,476	2,925	2,805
Add (deduct):
Other (income) expense	(1)	2	(14)	(21)
Restructuring, acquisition and other	39	26	59	69
Gain on disposition of property, plant and equipment	—	—	—	(11)

Adjusted EBITDA	1,635	1,504	2,970	2,842

Reconciliation of adjusted EBITDA margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except margins)	2019	2018	2019	2018

Adjusted EBITDA	1,635	1,504	2,970	2,842
Divided by: total revenue	3,780	3,756	7,367	7,389

Adjusted EBITDA margin	43.3%	40.0%	40.3%	38.5%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Net income	591	538	982	963
Add (deduct):
Restructuring, acquisition and other	39	26	59	69
Loss on repayment of long-term debt	—	—	—	28
Gain on disposition of property, plant and equipment	—	—	—	(11)
Income tax impact of above items	(10)	(10)	(16)	(18)
Income tax adjustment, legislative tax change	(23)	—	(23)	—

Adjusted net income	597	554	1,002	1,031

Rogers Communications Inc.	33	Second Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018	2019	2018

Adjusted basic earnings per share:
Adjusted net income	597	554	1,002	1,031
Divided by:
Weighted average number of shares outstanding	512	515	513	515

Adjusted basic earnings per share	$1.17	$1.08	$1.95	$2.00

Adjusted diluted earnings per share:
Diluted adjusted net income	595	554	1,001	1,028
Divided by:
Diluted weighted average number of shares outstanding	514	516	515	516

Adjusted diluted earnings per share	$1.16	$1.07	$1.94	$1.99

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
(In millions of dollars)		(restated) [1]		(restated) [1]

Cash provided by operating activities	1,057	1,048	2,055	1,933
Add (deduct):
Capital expenditures	(742)	(657)	(1,359)	(1,262)
Interest on borrowings, net of capitalized interest	(183)	(171)	(351)	(353)
Restructuring, acquisition and other	39	26	59	69
Interest paid	139	145	359	383
Program rights amortization	(22)	(16)	(41)	(30)
Net change in contract asset balances	20	25	29	94
Change in non-cash operating working capital items	209	128	222	149
Other adjustments	92	67	41	53

Free cash flow	609	595	1,014	1,036

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	34	Second Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	500	900	900
Long-term debt	15,663	13,390	13,390
Deferred transaction costs and discounts	141	114	114
	16,304	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,004)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(29)	(75)	(75)
Short-term borrowings	1,989	2,255	2,255
Current portion of lease liabilities	196	190	—
Lease liabilities	1,412	1,355	—
Cash and cash equivalents	(404)	(405)	(405)

Adjusted net debt	18,464	16,351	14,806

	As at June 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	18,464	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,196	6,157	5,983

Debt leverage ratio	3.0	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at June 30, 2019 using pro forma adjusted EBITDA for the six months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Rogers Communications Inc.	35	Second Quarter 2019

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2019		2018 [1]				2017 [1]
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue
Wireless	2,244	2,189	2,464	2,331	2,214	2,191	2,288	2,203
Cable	997	976	989	983	991	969	981	977
Media	591	468	540	488	608	532	526	516
Corporate items and intercompany eliminations	(52)	(46)	(55)	(33)	(57)	(59)	(64)	(50)
Total revenue	3,780	3,587	3,938	3,769	3,756	3,633	3,731	3,646
Total service revenue [2]	3,345	3,143	3,276	3,271	3,300	3,127	3,164	3,196

Adjusted EBITDA [3]
Wireless	1,128	1,015	1,028	1,099	1,029	934	965	1,017
Cable	478	445	489	490	462	433	477	471
Media	72	(84)	40	73	60	23	37	61
Corporate items and intercompany eliminations	(43)	(41)	(36)	(42)	(47)	(52)	(43)	(46)
Adjusted EBITDA	1,635	1,335	1,521	1,620	1,504	1,338	1,436	1,503
Deduct (add):
Depreciation and amortization	614	609	564	558	545	544	531	531
Gain on disposition of property, plant and equipment	—	—	—	(5)	—	(11)	—	—
Restructuring, acquisition and other	39	20	94	47	26	43	31	59
Finance costs	206	189	205	176	193	219	184	183
Other (income) expense	(1)	(13)	(26)	15	2	(23)	3	20
Net income before income tax expense	777	530	684	829	738	566	687	710
Income tax expense	186	139	182	235	200	141	188	202
Net income	591	391	502	594	538	425	499	508

Earnings per share:
Basic	$1.15	$0.76	$0.97	$1.15	$1.04	$0.83	$0.97	$0.99
Diluted	$1.15	$0.76	$0.97	$1.15	$1.04	$0.80	$0.97	$0.98

Net income	591	391	502	594	538	425	499	508
Add (deduct):
Restructuring, acquisition and other	39	20	94	47	26	43	31	59
Loss on bond forward derivatives	—	—	21	—	—	—	—	—
Loss on repayment of long-term debt	—	—	—	—	—	28	—	—
Gain on disposition of property, plant and equipment	—	—	—	(5)	—	(11)	—	—
Income tax impact of above items	(10)	(6)	(32)	(11)	(10)	(8)	(7)	(16)
Income tax adjustment, legislative tax change	(23)	—	—	—	—	—	2	—
Adjusted net income [3]	597	405	585	625	554	477	525	551

Adjusted earnings per share [3]:
Basic	$1.17	$0.79	$1.14	$1.21	$1.08	$0.93	$1.02	$1.07
Diluted	$1.16	$0.78	$1.13	$1.21	$1.07	$0.90	$1.02	$1.07

Capital expenditures	742	617	828	700	657	605	841	658
Cash provided by operating activities	1,057	998	1,051	1,304	1,048	885	1,142	1,377
Free cash flow [3,4]	609	405	471	627	595	441	340	578

[1]	Effective January 1, 2019, we adopted IFRS 16. We have not restated prior periods. See "Critical Accounting Policies and Estimates" for more information.

[2]	As defined. See "Key Performance Indicators".
3 Adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2017 and 2018 free cash flow have been restated. See "Managing our Liquidity and Financial Resources" for more information.

Rogers Communications Inc.	36	Second Quarter 2019

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.
The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	—	—	3,224	3,189	610	624	(54)	(57)	3,780	3,756
Net income (loss)	591	538	485	460	65	33	(550)	(493)	591	538

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Selected Statements of Income data measure:
Revenue	—	1	6,372	6,334	1,098	1,171	(103)	(117)	7,367	7,389
Net income (loss)	982	963	861	888	19	338	(880)	(1,226)	982	963

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2019	Dec. 31 2018 [3]	Jun. 30 2019	Dec. 31 2018 [3]	Jun. 30 2019	Dec. 31 2018 [3]	Jun. 30 2019	Dec. 31 2018 [3]	Jun. 30 2019	Dec. 31 2018 [3]
Selected Statements of Financial Position data measure:
Current assets	26,003	24,687	23,171	22,870	10,347	10,256	(54,754)	(52,925)	4,767	4,888
Non-current assets	28,589	27,485	25,800	22,396	3,682	3,700	(27,305)	(26,551)	30,766	27,030
Current liabilities	25,447	25,995	28,814	27,170	8,167	8,206	(56,367)	(54,535)	6,061	6,836
Non-current liabilities	17,559	15,149	4,257	3,025	158	110	(1,316)	(1,381)	20,658	16,903

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

[3]	Effective January 1, 2019, we adopted IFRS 16. We have not restated comparatives for 2018. See "Critical Accounting Policies and Estimates" for more information.

Rogers Communications Inc.	37	Second Quarter 2019

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	38	Second Quarter 2019

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	39	Second Quarter 2019